[redacted]

08030088

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 51002

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eagle One Investments, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 West View Court
(No. and Street)

Washington (City) IA (State) 52353 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Paulson 701-223-5394
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

PO Box 1914 (Address) Bismarck (City) ND (State) 58502 (Zip Code)

OES
Mail Processing
Section

FEB 28 2008

Washington, DC
102

PROCESSED
MAR 25 2008
THOMSON
FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Dave Paulson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eagle One Investments, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI SCHMIDT
Notary Public
State of North Dakota
My Commission Expires June 26, 2009

Dave Paulson
Signature

TREAS.
Title

Lori Schmidt
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

# EAGLE ONE INVESTMENTS, LLC

# EAGLE ONE INVESTMENTS, LLC

Table of Contents

EideBailly

CPAs & BUSINESS ADVISORS

# INDEPENDENT AUDITOR'S REPORT

The Members
**Eagle One Investments, LLC**
Washington, Iowa

We have audited the accompanying statements of financial condition of **Eagle One Investments, LLC** as of December 31, 2007 and 2006, and the related statements of operations, members' equity and other comprehensive income, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all respects, the financial position of **Eagle One Investments, LLC** at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.

Eide Bailly LLP

Fargo, North Dakota
February 21, 2008



1050 E Interstate Ave. | PO Box 1914 | Bismarck, North Dakota 58502-1914 | Phone 701.255.1091 | Fax 701.224.1582 | EOE

# EAGLE ONE INVESTMENTS, LLC
## STATEMENTS OF FINANCIAL CONDITION
## DECEMBER 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 634,207 | $ 532,260 |
| Receivables | 471,247 | 415,432 |
| Investments | 14,847 | 9,237 |
| Prepaid expenses | 3,615 | - |
| Other | 2,698 | 393 |
| Total current assets | 1,126,614 | 957,322 |
| EQUIPMENT, at cost | | |
| Leasehold improvements | 14,762 | 14,762 |
| Computer and office equipment | 110,400 | 97,217 |
| Software | 4,098 | 4,098 |
| | 129,260 | 116,077 |
| Accumulated depreciation/amortization | (94,040) | (81,647) |
| | 35,220 | 34,430 |
| | $ 1,161,834 | $ 991,752 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| CURRENT LIABILITIES | | |
| Accounts payable - vendor | $ 8,843 | $ 4,163 |
| Accrued commissions and rents | 543,576 | 508,090 |
| Other accrued liabilities | 59,311 | 59,011 |
| Total current liabilities | 611,730 | 571,264 |
| MEMBERS' EQUITY | 550,104 | 420,488 |
| | $ 1,161,834 | $ 991,752 |

See accompanying notes to financial statements and auditor's report.

# EAGLE ONE INVESTMENTS, LLC
## STATEMENTS OF OPERATIONS
## YEARS ENDED DECEMBER 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| **OPERATIONS** | | |
| REVENUE | | |
| Commissions | $ 9,230,319 | $ 7,379,337 |
| Interest | 206,795 | 149,566 |
| Miscellaneous | 138,592 | 88,150 |
| | 9,575,706 | 7,617,053 |
| EXPENSES | | |
| Commissions and rents | 8,057,671 | 6,269,685 |
| Management service fees | 654,000 | 540,000 |
| Vendor charges and fees | 200,803 | 224,467 |
| Conventions and meetings | 59,951 | 56,414 |
| Compensation | 42,490 | - |
| Dues, fees and subscriptions | 54,161 | 59,527 |
| Telephone and internet service | 48,081 | 27,261 |
| Office rent and utilities | 40,526 | 36,691 |
| Guaranteed payments | 40,500 | - |
| Consulting | 33,944 | 30,310 |
| Travel | 31,029 | 23,765 |
| Licensing and filing | 25,836 | 25,275 |
| Office and computer supplies | 25,180 | 23,184 |
| Professional services | 24,635 | 25,847 |
| Postage | 17,001 | 21,473 |
| State business taxes | 15,928 | 14,209 |
| Software rental | 12,543 | 12,839 |
| Depreciation and amortization | 12,393 | 11,493 |
| Advertising | 12,304 | 6,062 |
| Maintenance | 11,968 | 16,083 |
| Equipment rental | 5,771 | 5,192 |
| Insurance | 4,007 | 519 |
| Meals and entertainment | 3,876 | 3,403 |
| Life and health insurance - owners | 3,850 | 3,850 |
| Miscellaneous | 5,742 | 2,970 |
| | 9,444,190 | 7,440,519 |
| NET INCOME | $ 131,516 | $ 176,534 |

See accompanying notes to financial statements and auditor's report.

# EAGLE ONE INVESTMENTS, LLC
## STATEMENTS OF MEMBERS' EQUITY AND OTHER COMPREHENSIVE INCOME
## YEARS ENDED DECEMBER 31, 2007 AND 2006

| | Members' Equity | Accumulated Other Comprehensive Income | Total Members' Equity |
|---|---|---|---|
| BALANCE - DECEMBER 31, 2005 | $ 306,897 | $ 7,254 | $ 314,151 |
| Comprehensive income | | | |
| Net earnings | 176,534 | - | 176,534 |
| Unrealized loss on marketable securities | - | (1,317) | (1,317) |
| Total comprehensive income | | | 175,217 |
| Member units issued | 19,440 | - | 19,440 |
| Member units redeemed | (88,320) | - | (88,320) |
| BALANCE - DECEMBER 31, 2006 | 414,551 | 5,937 | 420,488 |
| Comprehensive income | | | |
| Net earnings | 131,516 | - | 131,516 |
| Unrealized gain on marketable securities | - | 5,610 | 5,610 |
| Total comprehensive income | | | 137,126 |
| Member units issued | 42,490 | - | 42,490 |
| Member distributions | (50,000) | - | (50,000) |
| BALANCE - DECEMBER 31, 2007 | $ 538,557 | $ 11,547 | $ 550,104 |

See accompanying notes to financial statements and auditor's report.

# EAGLE ONE INVESTMENTS, LLC
## STATEMENTS OF CASH FLOWS
## YEARS ENDED DECEMBER 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Net income | $ 131,516 | $ 176,534 |
| Charges and credits to net income (loss) not affecting cash | | |
| Depreciation and amortization | 12,393 | 11,493 |
| Changes in assets and liabilities | | |
| Receivables | (55,815) | (98,173) |
| Prepaid expenses | (3,615) | - |
| Other | (2,305) | 2,126 |
| Accounts payable - vendor | 4,680 | 530 |
| Accrued commissions and rents | 35,486 | 135,982 |
| Accrued liabilities | 300 | 17,559 |
| NET CASH FROM OPERATING ACTIVITIES | 122,640 | 246,051 |
| INVESTING ACTIVITY | | |
| Purchase of equipment | (13,183) | (15,471) |
| FINANCING ACTIVITIES | | |
| Proceeds from issuance of member units | - | 19,440 |
| Payments for member units redeemed | - | (88,320) |
| Member distributions | (50,000) | - |
| NET CASH USED FOR FINANCING ACTIVITIES | (50,000) | (68,880) |
| NET CHANGE IN CASH AND CASH EQUIVALENTS | 59,457 | 161,700 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 532,260 | 370,560 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 591,717 | $ 532,260 |
| SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES | | |
| Unrealized gain (loss) on securities available for sale | $ 5,610 | $ (1,317) |

See accompanying notes to financial statements and auditor's report.

## NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

*Nature of Business*

Eagle One Investments, LLC (Company) was formed March 30, 1998 as an Iowa company operating as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company limits its activity to selling mutual fund investments, annuities and general securities on a "fully disclosed basis." The Company has offices in North Dakota and Iowa and has sales representatives in California, Colorado, Illinois, Indiana, Iowa, Michigan, Minnesota, Mississippi, Nebraska, North Dakota, Oklahoma and Wisconsin. The Company will continue perpetually unless dissolved by the members.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

*Security Transactions and Trade Date Basis Securities Purchases*

Proprietary securities transactions, commission revenue and related expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker/dealer for transactions executed but not yet settled.

*Accounts Receivable*

Accounts receivable result from commissions earned on sales of investments. Commissions are generally received within forty-five days from the date of the sale of the related investments.

*Personal Assets and Liabilities*

In accordance with the generally accepted method of presenting financial statements of limited liability companies, the financial statements do not include the personal assets and liabilities of the members, including their obligations for income taxes on the net income of the company or their right to a refund based on its net loss.

*Income Taxes*

Federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings. The Company's net revenue is allocated to the members in accordance with their ownership percentages. The Company pays a special state business tax in the State of California, which is based on a percentage of gross annual revenues of the Company.

*Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(continued on next page)

*Advertising*

Costs for advertising are expensed as incurred. Advertising costs totaled $12,304 and $6,062 in 2007 and 2006, respectively.

*Concentration of Credit Risk*

The Company's cash balance is maintained in various bank deposit accounts. One of these accounts is periodically in excess of federally insured limits.

*Cash and Cash Equivalents*

The Company considers all highly liquid assets with a maturity of less than three months and all certificates of deposit to be cash equivalents.

*Depreciation and amortization*

Depreciation and amortization are computed using accelerated and straight-line methods over the following estimated useful lives:

| | |
|---|---|
| Leasehold improvements | 39.5 years |
| Computer and office equipment | 5-7 years |
| Software | 3 years |

## NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has entered into a management services agreement with EOI Management, Inc., a company related through common ownership. Under the terms of the agreement, EOI Management, Inc. is responsible for the Company's accounting, recordkeeping, determination of commissions, marketing support, compliance monitoring and testing, and various consultation, training, and assistance to be provided to the Company's agents and their customers. Commission amounts paid or owed to the Company's sales agents are determined by EOI Management, Inc. but continue to be paid directly by the Company. During 2006, the Company paid monthly management service fees of $45,000 to EOI Management, Inc. for these services. Monthly management service fees increased at varying amounts during 2007. The current agreement began July 1, 2007 and calls for payment of monthly management services fees of $60,000. During 2007 and 2006, the Company paid $654,000 and $540,000, respectively, in management service fees to EOI Management, Inc.

The Company leases office space under a monthly operating lease agreement with EOI Management, Inc. Terms of the lease call for monthly payments of $2,000 and payment of all real estate taxes and utilities. Office lease payments to EOI Management, Inc. totaled $24,000 and $21,000 in 2007 and 2006, respectively.

Commissions paid to members of the Company totaled $2,897,292 and $2,462,718 in 2007 and 2006, respectively.

Each year the Board of Directors determines the amount of guaranteed payments paid to two members involved in the operations of the company. Guaranteed payments totaled $40,500 and $0 in 2007 and 2006, respectively.

(continued on next page)

## NOTE 3 - SECURITIES AVAILABLE FOR SALE

The cost and approximate market value of the Company's securities as of December 31, 2007 and 2006 are as follows:

| Security | Cost | Gross Unrealized Gain (Loss) | Market Value |
|---|---|---|---|
| 2007 | | | |
| NASD Stock | $ 3,300 | $ 11,547 | $ 14,847 |
| 2006 | | | |
| NASD Stock | $ 3,300 | $ 5,937 | $ 9,237 |

The Company identifies cost on the first-in first-out method.

## NOTE 4 - OPERATING LEASES

The Company leases software under a monthly operating lease. A portion of the lease payments are reimbursed to the Company from sales representatives utilizing the software. Payments under this lease, after reimbursements from sales representatives, totaled $12,543 and $12,839 in 2007 and 2006, respectively.

The Company leases office and computer equipment under monthly operating leases. Payments under these leases totaled $5,771 and $5,192 in 2007 and 2006, respectively.

## NOTE 5 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

## NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2007 and 2006, the Company's net capital ratio, net capital, and net capital requirements were as follows:

(continued on next page)

| | 2007 | 2006 |
|---|---|---|
| Net capital ratio | 1.30:1 | 1.67:1 |
| Net capital | $ 470,789 | $ 341,394 |
| Net capital requirement | $ 50,000 | $ 50,000 |

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $50,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

## NOTE 7 - MEMBERS' EQUITY

The Company's Operating Agreement provides for three classes of membership interest: Series A, Series B and Series C. Only Series A members may vote or participate in the management of the Company. Each Series A member has only one vote, regardless of the amount of their capital contribution or the number of units owned. Series C members become Series A members upon the Series C member's execution of all agreements required for the member to clear transactions through the Company as broker/dealer. All classes share in the profits, losses and distributions of the Company according to their respective membership interest. Each member's liability is limited to the amount of their contribution.

A summary of membership interests by class at December 31, 2007 and 2006 is as follows:

| | 2007 | 2006 |
|---|---|---|
| Membership interests | | |
| Series A | 80% | 81% |
| Series B | 20% | 19% |
| | 100% | 100% |

## NOTE 8 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Commissions receivable represent amounts due the Company from its clearing broker, mutual funds and annuity issuers relating to customer securities transactions introduced by the Company.

# EAGLE ONE INVESTMENTS, LLC

## *SUPPLEMENTARY INFORMATION*

# EAGLE ONE INVESTMENTS, LLC
## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2007

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total members' equity from the statement of financial condition | $ | 550,104 |
| Deductions | | |
| Nonallowable assets: | | |
| Net commissions receivable in excess of liabilities | | (20,038) |
| Receivables from non-customers | | (8,554) |
| Haircuts on securities | | (3,588) |
| Clearing firm unsecured debits | | (1,038) |
| Receivables from related entities | | (4,564) |
| Equipment | | (35,220) |
| Prepaid expenses and other assets | | (6,313) |
| Net capital | $ | 470,789 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS | | |
| Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $50,000 | $ | 50,000 |
| Excess net capital | $ | 420,789 |
| Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness) | $ | 409,616 |
| AGGREGATE INDEBTEDNESS | | |
| Total aggregate indebtedness included in the statement of financial condition | $ | 611,730 |
| Ratio of aggregate indebtedness to net capital | | 1.30:1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION | | |
| Net capital per Part II of Form X-17A-5, as originally filed | $ | 470,789 |
| Net year end adjustments | | - |
| | $ | 470,789 |

See auditor's report.

EideBailly
CPAs & BUSINESS ADVISORS

## AUDITOR'S REPORT ON INTERNAL CONTROL

The Members
**Eagle One Investments, LLC**
Washington, Iowa

In planning and performing our audit of the financial statements and supplemental schedule of **Eagle One Investments, LLC** for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-5(g)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons; recordation of differences required by Rule 17a-13; and complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


1050 E Interstate Ave. ▮ PO Box 1914 ▮ Bismarck, North Dakota 58502-1914 ▮ Phone 701.255.1091 ▮ Fax 701.224.1582 ▮ EOE

Our consideration of internal control would not necessarily disclose all matters in internal control that might be considered to be a material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Fargo, North Dakota
February 21, 2008

END